VF 12-4-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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[redacted]AL AUDITED REPORT
FORM X-17A-5
PART III

03052866

CM

SEC MAIL PROCESSING SECTION RECEIVED NOV 26 2003 WASH. D.C. 155

SEC FILE NUMBER
~~8-01-15260~~

8-17742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Wilshire Securities Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 South Lake Avenue, Suite 100
(No. and Street)

Pasadena	California	91106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott W. Hood (626) 796-6622
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Weil & Associates
(Name — *if individual, state last, first, middle name*)

9191 Towne Centere Drive, Suite 406	San Diego	California	92122
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott W. Hood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Wilshire Securities Management, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Not Applicable

Subscribed and Sworn to on October 8, 2003

Signature

President

Title

Notary Public


NANCY L. MC KENZIE
Commission # 1300343
Notary Public - California
Los Angeles County
My Comm. Expires Apr 27, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND 2002

LICHTER, WEIL & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

The Board of Directors
First Wilshire Securities Management, Inc.
Pasadena, California

We have audited the accompanying statements of financial condition of First Wilshire Securities Management, Inc. as of September 30, 2003 and 2002, and the related statements of revenue, expense and changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Wilshire Securities Management, Inc. as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Weil & Associates

November 11, 2003
San Diego, California

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2003 AND 2002

ASSETS

	2003	2002
Current Assets		
Cash	$54,526	$47,625
Receivable from brokers and dealers	102,372	27,551
Other receivable	21,174	0
Securities	340,409	486,971
Prepaid expenses	2,165	8,646
Total Current Assets	520,646	570,793
Fixed Assets		
Furniture and equipment net of accumulated depreciation of $118,488 and $115,826, respectively.	11,862	0
Total Fixed Assets	11,862	0
Other Assets		
Deposits and other assets	4,854	4,854
Total Other Assets	4,854	4,854
Total Assets	$537,362	$575,647

LIABILITIES and EQUITY

	2003	2002
Current Liabilities		
Accounts payable	$9,048	$1,363
Accrued expenses	207,398	198,186
Subordinated debt	0	100,000
Total Current Liabilities	216,446	299,549
Equity		
Common stock, 58,200 shares authorized 58,200 outstanding, $1 par value	58,200	58,200
Additional paid in capital	78,520	78,520
Retained earnings	382,841	338,024
Total Capital and Retained Earnings	519,561	474,744
Less - Treasury 29,100 shares at cost	(198,646)	(198,646)
Total Stockholders' Equity	320,915	276,098
Total Liabilities and Stockholders' Equity	$537,362	$575,647

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF REVENUE AND EXPENSE
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
Revenue		
Commissions and fees	$1,634,961	$1,557,173
Total Revenue	1,634,961	1,557,173
Expense		
Commissions	209,465	277,191
Salaries	918,047	700,794
Occupancy and equipment expenses	61,561	65,493
Professional services	17,521	8,381
Clearing charges	117,413	134,549
Other expenses	260,682	320,433
Total Expenses	1,584,689	1,506,841
Income from operations	50,271	50,332
Total Other (Income) and Expense		
Interest income	(369)	(967)
Interest expense	1,125	3,375
Dividend income	(3,900)	(6,327)
Realized trading (gain) loss	(2,853)	(4,983)
Unrealized investment (gain) loss	(185)	6,521
Depreciation and amortization	1,983	5,943
Total Other (Income) and Expense	(4,199)	3,561
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	54,470	46,770
Income tax provision	9,653	7,846
NET INCOME (LOSS)	$44,817	$38,924

See Accompanying Notes and Auditor's Report

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$44,817	$38,924
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,983	5,943
Decrease (Increase) in cash for the benefit of customer	0	584
Decrease (Increase) in receivable from Brokers and Dealers	(74,821)	56,613
Decrease (Increase) in other receivable	(21,174)	0
Decrease (Increase) in securities	146,562	(220,430)
Decrease (Increase) in prepaid expenses and deposits	6,481	(5,664)
(Decrease) Increase in accounts payable	7,683	(2,984)
(Decrease) Increase in accrued expenses	9,212	57,130
(Decrease) Increase in income tax payable	0	(4,300)
Total Adjustments	75,926	(113,108)
Net cash provided by (used in) operations	120,743	(74,184)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(13,842)	0
Net cash (used in) investing activities	(13,842)	0
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of Treasury Stock	0	0
Payment of Subordinated Debt	(100,000)	0
Issuance of Subordinated Debt	0	100,000
Net cash provided by (used in) financing activities	(100,000)	100,000
Net change in cash	6,901	25,816
Cash at beginning of period	47,625	21,809
Cash at end of period	$54,526	$47,625
Supplemental cash flow disclosures:		
Income tax payments	$12,000	$17,999
Interest payments	$1,125	$3,375

See Accompanying Notes and Auditor's Report

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
Common Stock		
Balance at beginning of year	$58,200	$58,200
Sale of stock	0	0
Cancellation of stock	0	0
Balance at end of year	58,200	58,200
Additional paid in capital		
Balance at beginning of year	78,520	78,520
Sale of stock	0	0
Balance at end of year	78,520	78,520
Retained earnings		
Balance at beginning of year	338,024	299,101
Net income (loss) for year	44,817	38,924
Dividends paid	0	0
Balance at end of year	382,841	338,024
Treasury stock		
Balance at beginning of year	(198,646)	(198,646)
Purchase of treasury stock	0	0
Sale of treasury stock	0	0
Balance at end of year	(198,646)	(198,646)
Total Equity	$320,915	$276,098

See Accompanying Notes and Auditor's Report

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND 2002

Note A - Nature of Activities

The Company was incorporated in California to operate as a registered broker dealer as a member of the National Association of Securities Dealers, Inc. Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Note B - Accounting Policies

Revenue Recognition

The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Commissions and related clearing expenses are recorded on a settlement date basis.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Investments

In accordance with generally accepted accounting principles and those certain pronouncements as issued by the American Institute of Certified Public Accountants, investments in marketable securities with readily determinable fair values are recorded at fair value.

Investments that were held during the year ended September 30, 2003 and 2002 consisted of fixed-income U.S. government securities, equities in various corporations and investments in stocks.

Note B - Accounting Policies (Continued)

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Automobiles	5 years
Leasehold Improvements	Balance of lease at time of acquisition
Furniture and Fixtures	3 to 10 years
Office Equipment	3 to 10 years

Customer Transactions

The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions, are cleared through another broker-dealer on a fully disclosed basis.

Note C - Cash

The Company maintains its cash balances at banks and a brokerage house located in Pasadena, and Los Angeles, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $100,000 and $10,000,000, respectively. As of September 30, 2003 and 2002, there were no uninsured cash balances.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2003 and 2002, the Company had net capital requirements of $100,000 and net capital of approximately $270,397and $352,035, respectively.

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
SEPTEMBER 30, 2003 AND 2002

Note E - K2B Exemption

The Company relied on Section K2B of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F - Commitments

The Company leases office facilities and some of its equipment under non-cancelable operating leases. These leases expire at various dates through 2005 and may contain renewal options. Rent expense for years ended September 30, 2003 and 2002 was $61,561. The future minimum lease obligation resulting from these agreements are as follows:

Fiscal year ending		
	2004	$ 68,627
	2005	70,686
	Total	$ 139,313

Note G - Furniture And Equipment

	2003	2002
Furniture and equipment	$114,711	$100,187
Leasehold improvements	15,639	15,639
Total fixed assets	130,350	115,826
Accumulated depreciation	(118,488)	(115,826)
Net fixed assets	$ 11,862	$ - 0 -

Note H – Treasury Stock

In May 2002 the Company purchased 14,550 shares of stock from the estate of an employee and officer that had recently passed away. The purchase price was $125,936.79. The stock was not canceled, but was placed as treasury stock.

Note I – Related Party Transactions

As of September 30, 2002 the Company had a subordinated loan payable to an officer of the Company in the amount of $100,000. Terms of the note require annual interest rate at 4.5%, due in January 2003. The loan has been repaid as of September 30, 2003.

As of September 30, 2003 the Company has loaned $21,174 to another Company in which the sole shareholder of First Wilshire Securities Management, Inc. and one of its officers are shareholders.

Also, during the year ended September 30, 2003 the Company generated commissions for brokerage services provided to the above company in the amount of $2,023.

Note J - Income Tax Provision

At September 30, 2003 and 2002, the Company has made a $5,835 and $4,033 Federal and $4,246 and $2,872 California State Franchise Tax provision in each year, respectively.

SUPPLEMENTAL SCHEDULES

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
SEPTEMBER 30, 2003 AND 2002

SCHEDULE I

	2003	2002
EQUITY - FISCAL YEAR ENDED	$320,915	$276,099
Add Subordinated debt	0	100,000
Less Non Allowable Assets		
Prepaid expenses	2,165	8,646
Fixed assets	11,862	0
Other receivable	21,174	0
Managed account fee receivable	3,017	0
Petty cash	67	0
Deposits and other assets	4,854	4,854
Total Non Allowable Assets	43,139	13,500
Less Haircuts	7,379	10,564
NET CAPITAL	$270,397	$352,035
Total Liabilities	216,446	299,549
Aggregated Indebtedness	216,446	299,549
Net Capital Required	100,000	100,000
Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness)	14,437	19,980
Minimum Dollar Requirement	100,000	100,000
Net Capital Requirement (greater of the two)	100,000	100,000
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$248,753	$322,080

See Accompanying Notes and Auditor's Report

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
SEPTEMBER 30, 2003 AND 2002

SCHEDULE II

	2003	2002
NET CAPITAL PER FOCUS II REPORT	$270,642	$357,900
Increase (Decrease) in income due to audit adjustments	(245)	(5,866)
NET CAPITAL	$270,397	$352,034

RECONCILIATION OF AUDIT ADJUSTMENTS:		
Accrue interest expense on outstanding debt	$0	($3,375)
Record fiscal year end income tax provision	1,920	10,195
Increase vacation expense accrual	0	(1,747)
Correction to payroll expense account	0	(8,249)
Increase in nonallowable asset - prepaid expenses	(2,165)	(2,689)
Increase (Decrease) in income due to audit adjustments	($245)	($5,866)

See Accompanying Notes and Auditor's Report

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

SEPTEMBER 30, 2003

Schedule III

First Wilshire Securities Management Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, WEIL & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

The Board of Directors
First Wilshire Securities Management, Inc.
Pasadena, California

In planning and performing our audit of the financial statements of First Wilshire Securities Management, Inc. as of September 30, 2003, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verificationa and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payament for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragrapg of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchnage Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Weil & Associates

November 11, 2003
San Diego, California